
SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2006
WASH. D.C.
213
SECTION

SECU  MISSION

06003626

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| SEC FILE NUMBER |
| --- |
| 8- 65994 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mooreland Partners, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
545 Steamboat Road
(No. and Street)

| Greenwich | Connecticut | 06830 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Phillips 203-629-4400
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

| 143 Weston Road | Weston | CT | 06883 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Larry Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mooreland Partners, LLC, as of December 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Larry Phillips
Signature

Managing Director
Title

Michelle L. Coniello
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORELAND PARTNERS LLC

CONTENTS

**_Halpern & Associates, LLC_**

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

# INDEPENDENT AUDITOR'S REPORT

To the Member of
Mooreland Partners LLC

We have audited the accompanying statement of financial condition of Mooreland Partners LLC (the "Company"), as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Mooreland Partners LLC as of December 31, 2005, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 - 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
February 9, 2006

MOORELAND PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

| | | |
|---|---|---|
| Cash | $ | 50,000 |
| TOTAL ASSETS | $ | 50,000 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Due to affiliate | $ | 2,500 |
| MEMBER'S EQUITY | | 47,500 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 50,000 |

The accompanying notes are an integral part of this statement.

MOORELAND PARTNERS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| REVENUE | | |
| Fee Income | | $ - |
| | | |
| EXPENSES | | |
| Bank charges | $ 1 | |
| Management fee | 37,500 | |
| | | |
| TOTAL EXPENSES | | 37,501 |
| | | |
| NET LOSS | | $ (37,501) |

The accompanying notes are an integral part of this statement.

MOORELAND PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Member's Equity - January 1, 2005 | $ 135,001 |
| Net Loss | (37,501) |
| Capital Withdrawals | (50,000) |
| Member's Equity - December 31, 2005 | $ 47,500 |

The accompanying notes are an integral part of this statement.

MOORELAND PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Loss | | $ (37,501) |
| Increase (decrease) in operating liabilities: | | |
| Due to affiliate | $ (62,500) | |
| TOTAL ADJUSTMENTS | | (62,500) |
| NET CASH USED BY OPERATING ACTIVITIES | | (100,001) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Member's Withdrawal | | (50,000) |
| NET DECREASE IN CASH | | (150,001) |
| CASH AT BEGINNING OF YEAR | | 200,001 |
| CASH AT END OF YEAR | | $ 50,000 |

The accompanying notes are an integral part of this statement.

MOORELAND PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

## 1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Mooreland Partners LLC the "Company") is an investment banking advisory consulting company based in Greenwich, CT. The Company is a wholly owned subsidiary of Mooreland Holdings LLC. The company provides strategic and tactical advice for both public and private information technology companies.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

## 3. RELATED PARTY TRANSACTION

The Company has an agreement with an affiliated company in which certain overhead expenses incurred by the affiliate are allocated to the Company for its appropriate share. In addition, 100% reimbursement is made to the affiliate for expenses directly related to the Company.

## 4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

## 5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year). At December 31, 2005, the Company had net capital of $47,500, which exceeded the minimum requirement of $5,000 by $42,500. The Company's ratio of aggregate indebtedness to net capital ratio was .05 to 1.

MOORELAND PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2005

| | |
|---|---|
| CREDITS | |
| Member's equity | $ 47,500 |
| Minimum net capital requirement | 5,000 |
| EXCESS NET CAPITAL | $ 42,500 |

| | |
|---|---|
| AGGREGATE INDEBTEDNESS | |
| Due to affiliate | $ 2,500 |

Ratio of aggregate indebtedness to net capital .05 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding FOCUS X-17A-5 Part IIA filing.

See the accompanying Independent Auditor's Report.

**_Halpern & Associates, LLC_**

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Mooreland Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Mooreland Partners LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Mooreland Partners LLC to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Weston, Connecticut
February 9, 2006